                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 11

                                       to

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        CATELLUS DEVELOPMENT CORPORATION
                            (Name of Subject Company)


                         Common Shares, $0.01 par value
                         (Title of Class of Securities)


                                   149-111-106
                                 --------------
                                 (CUSIP Number)

                     Sheryl Pressler
                     Chief Investment Officer
                     California Public Employees'
                       Retirement System
                     Lincoln Plaza, 400 "P" Street
                     Sacramento, California 95814
                             Tel. No. (916) 326-3828
                     --------------------------------------
                     (Name, Address and Telephone Number of
                          Persons Authorized to Receive
                           Notices and Communications)


                                November 25, 1997
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


                                Page 1 of 6 Pages

                       The Index to Exhibits is on Page 6

        This Amendment No. 11 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 11 have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

        Item 4 is amended by adding to the end thereof the following information:

        On November 25, 1997, CalPERS executed and delivered an Underwriting Agreement (the "Underwriting Agreement") among CalPERS, the Issuer, and Morgan Stanley & Co., Inc. on behalf of itself and the several underwriters named in
Schedule I to the Underwriting Agreement and Morgan Stanley & Co. International Limited on behalf of itself and the several Underwriters named in Schedule II to the Underwriting Agreement. The Underwriting Agreement provides for the sale by CalPERS to the several Underwriters named therein of 16,500,000 shares (plus an additional 2,475,000 shares to cover an over-allotment option granted to the Underwriters) of the Issuer's Common Stock held by CalPERS (the "Shares"). The Underwriting Agreement provides for the purchase of the Shares by the Underwriters from CalPERS at a purchase price of $17.145 per share, which would provide for proceeds to CalPERS upon the closing of the transactions contemplated by the Underwriting Agreement of $282,892,500 (plus an additional $42,433,875 if the over-allotment option is exercised in full), and further provides that the Underwriters propose to make a public offering of the Shares and to offer the Shares to the public initially at a public offering price of $18.00 per share. On October 31, 1997, the Issuer filed a Registration Statement with the Securities and Exchange Commission on Form S-3 (file no. 333-39131) relating to the Shares; the Registration Statement contains the Prospectus to be used in connection with the offering and sale of the Shares. The Underwriting Agreement also provides that, without the prior written consent of Morgan Stanley & Co. Inc. on behalf of the several Underwriters, CalPERS will not during the period 180 days after the date of the Prospectus offer, sell, contract to sell or otherwise dispose of any Common Stock or securities exercisable for, convertible into or exchangeable for Common Stock, except that, if the Issuer files a registration statement in connection with a public offering for cash, CalPERS may request that Common Stock held by CalPERS be included in such registration statement, subject to certain volume and other limitations contained in the Registration Rights Agreement between CalPERS and the Issuer. In connection with the sale of the Shares, CalPERS also on November 25, 1997, executed and delivered a Custody Agreement between CalPERS and First Chicago Trust Company of New York, as Custodian, pursuant to which CalPERS deposited certificates representing the Shares. The descriptions of the terms and provisions of the Underwriting Agreement and Custody Agreement are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 17 and 18 respectively, hereto and incorporated herein by this reference.



                                Page 2 of 6 Pages

Item 5.  Interest in Securities of Issuer.

        Item 5 is amended by adding to the end thereof the following information:

        On November 25, 1997, CalPERS executed and delivered the Underwriting Agreement and the Custody Agreement. The Underwriting Agreement provides for the sale by CalPERS to the several Underwriters named therein of 16,500,000 shares (plus an additional 2,475,000 shares to cover an over-allotment option granted to the Underwriters) of the Issuer's Common Stock held by CalPERS (the "Shares"). The Underwriting Agreement provides for the purchase of the Shares by the Underwriters from CalPERS at a purchase price of $17.145 per share, which would provide for proceeds to CalPERS upon the closing of the transactions contemplated by the Underwriting Agreement of $282,892,500 (plus an additional $42,433,875 if the over-allotment option is exercised in full), and further provides that the Underwriters propose to make a public offering of the Shares and to offer the Shares to the public initially at a public offering price of $18.00 per share. On October 31, 1997, the Issuer filed a Registration Statement with the Securities and Exchange Commission on Form S-3 (file no. 333-39131) relating to the Shares; the Registration Statement contains the Prospectus to be used in connection with the offering and sale of the Shares. The Underwriting Agreement also provides that, without the prior written consent of Morgan Stanley & Co. Inc. on behalf of the several Underwriters, CalPERS will not during the period 180 days after the date of the Prospectus offer, sell, contract to sell or otherwise dispose of any Common Stock or securities exercisable for, convertible into or exchangeable for Common Stock, except that, if the Issuer files a registration statement in connection with a public offering for cash, CalPERS may request that Common Stock held by CalPERS be included in such registration statement, subject to certain volume and other limitations contained in the Registration Rights Agreement between CalPERS and the Issuer. The descriptions of the terms and provisions of the Underwriting Agreement and Custody Agreement are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 17 and 18 respectively, hereto and incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings Where Relationship With Respect to Securities of the Issuer.

        Item 6 is amended by adding to the end thereof the following information:

        On November 25, 1997, CalPERS executed and delivered the Underwriting Agreement and the Custody Agreement. The Underwriting Agreement provides for the sale by CalPERS to the several Underwriters named therein of 16,500,000 shares (plus an additional 2,475,000 shares to cover an over-allotment option granted to the Underwriters) of the Issuer's Common Stock held by CalPERS (the "Shares"). The Underwriting Agreement provides for the purchase of the Shares by the Underwriters from CalPERS at a purchase price of $17.145 per share, which would provide for proceeds to CalPERS upon the closing of the transactions contemplated by the Underwriting Agreement of $282,892,500 (plus an additional $42,433,875 if the over-allotment option is exercised in full), and further provides that the Underwriters propose to make a public offering of the Shares and to offer the Shares to the public initially at a public offering price of $18.00 per share. On October 31, 1997, the Issuer filed a Registration Statement with the Securities and Exchange Commission on Form S-3 (file no. 333-39131) relating to the



                                Page 3 of 6 Pages

Shares; the Registration Statement contains the Prospectus to be used in connection with the offering and sale of the Shares. The Underwriting Agreement also provides that, without the prior written consent of Morgan Stanley & Co. Inc. on behalf of the several Underwriters, CalPERS will not during the period 180 days after the date of the Prospectus offer, sell, contract to sell or otherwise dispose of any Common Stock or securities exercisable for, convertible into or exchangeable for Common Stock, except that, if the Issuer files a registration statement in connection with a public offering for cash, CalPERS may request that Common Stock held by CalPERS be included in such registration statement, subject to certain volume and other limitations contained in the Registration Rights Agreement between CalPERS and the Issuer. The descriptions of the terms and provisions of the form Underwriting Agreement and form Custody Agreement are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 17 and 18 respectively, hereto and incorporated herein by this reference. The descriptions of the terms and provisions of the Underwriting Agreement and Custody Agreement are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 17 and 18 respectively, hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following exhibits:

         17. Underwriting Agreement among CalPERS, the Issuer and the Underwriters named on Schedules I and II thereto.

         18. Custody Agreement between CalPERS and First Chicago Trust Company of New York.



                                Page 4 of 6 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 1997                CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT
                                        SYSTEM



                                        By:  /s/ SHERYL PRESSLER
                                           -------------------------------------
                                           Sheryl Pressler
                                           Title:  Chief Investment Officer



                                Page 5 of 6 Pages

                                  EXHIBIT INDEX

Number
------
  17.   Underwriting Agreement among CalPERS, the Issuer and the
        Underwriters named on Schedules I and II thereto.


  18.   Custody Agreement between CalPERS and First Chicago Trust
        Company of New York.


                                Page 6 of 6 Pages